November 24, 2009

Mr. John C. Morrow
Chief Accounting Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

   Re: BOK Financial Corporation
     Form 10-K for the fiscal year ended December 31, 2008
     File No. 0-19341

Dear Mr. Morrow:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      John Nolan
      Senior Assistant Chief Accountant